

November 13, 2023

Mirza Beg
Chief Executive Officer
Casa Shares Assets, LLC
400 West Poleline Road
Rexburg, ID 83440

> **Re: Casa Shares Assets, LLC**
> **Amendment No. 1 to Draft Offering Statement on Form 1-A**
> **Submitted October 23, 2023**
> **CIK No. 0001988874**

Dear Mirza Beg:

We have reviewed your amended draft offering statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this letter, we may have additional comments.

Amended Draft Offering Statement submitted October 23, 2023

Management, page 49

1. We acknowledge your response to prior comment 2. Please clarify your disclosure regarding the business experience of Messrs. Beg and Francis over the last five years, in particular their positions and the names and principal businesses of any corporation or organization through which those positions were held. Refer to Item 10(c) of Part II of Form 1-A.

Please contact Isabel Rivera at 202-551-3518 or Jeffrey Gabor at 202-551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Louis A. Bevilacqua